UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 1, 2025
Crescent Energy Company
(Exact name of registrant as specified in its charter)

Delaware	001-41132	87-1133610
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
600 Travis Street, Suite 7200,
Houston, Texas 77002
(Address of principal executive offices, including zip code)
(713) 332-7001
Registrant’s telephone number, including area code
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	CRGY	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.    Other Events.
Exchange Offers and Consent Solicitations
On December 1, 2025, Crescent Energy Company (the “Company”) issued a press release announcing that its indirect subsidiary Crescent Energy Finance LLC (“CE Finance”) has commenced (i) an offer to exchange (the “2029 Notes Exchange Offer”) any and all 7.750% Senior Notes due 2029 (the “Existing Vital 2029 Notes”) issued by Vital Energy, Inc. (“Vital”) and held by certain eligible holders for up to $298,214,000 aggregate principal amount of new 7.750% Senior Notes due 2029 issued by CE Finance (the “New Crescent 2029 Notes”) and (ii) an offer to exchange (the “2030 Notes Exchange Offer” and, together with the 2029 Notes Exchange Offer, the “Exchange Offers”) any and all 9.750% Senior Notes due 2030 (the “Existing Vital 2030 Notes” and, together with the Existing Vital 2029 Notes, the “Existing Vital Notes”) issued by Vital and held by certain eligible holders for up to $302,364,000 aggregate principal amount of new 9.750% Senior Notes due 2030 issued by CE Finance (the “New Crescent 2030 Notes” and, together with the New Crescent 2029 Notes, the “New Crescent Notes”).
In conjunction with the Exchange Offers, CE Finance is soliciting consents (each, a “Consent”) from certain eligible holders to adopt certain proposed amendments to each of the indentures governing the Existing Vital Notes, which, if adopted, would eliminate substantially all of the restrictive covenants, certain events of default and certain other provisions currently contained therein (each, a “Consent Solicitation” and, collectively, the “Consent Solicitations”). If the Consent Threshold Condition is satisfied with respect to a series of Existing Vital Notes, all holders of Existing Vital Notes as of the Settlement Date will be paid $2.50 in cash for each $1,000 principal amount of Existing Vital Notes, subject to the other conditions set forth in CE Finance’s Offering Memorandum and Consent Solicitation Statement, dated December 1, 2025 (the “offering memorandum and consent solicitation statement”).
The Exchange Offers and the Consent Solicitations are being made solely pursuant to, and upon the terms and subject to the conditions set forth in, the offering memorandum and consent solicitation statement. The Exchange Offers are private offerings exempt from, or not subject to, registration under the Securities Act of 1933, as amended (the “Securities Act”).
A copy of the press release announcing the Exchange Offers and Consent Solicitations is attached hereto as Exhibit 99.1.
Item 9.01.    Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description
99.1	Press Release announcing the Exchange Offers and Consent Solicitations, dated December 1, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
No Offer or Solicitation
This communication relates to a proposed business combination transaction (the “Transaction”) between the Company and Vital. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.
Important Additional Information About the Transaction
In connection with the Transaction, the Company filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) (File No. 333-290422) that includes a joint proxy statement of the Company and Vital and a prospectus of the Company. The Transaction will be submitted to the Company’s stockholders and

Vital’s stockholders for their consideration. The Company and Vital may also file other documents with the SEC regarding the Transaction. Mailing of the definitive joint proxy statement/prospectus to the stockholders of the Company and Vital was completed on November 18, 2025. This document is not a substitute for the registration statement and joint proxy statement/prospectus filed with the SEC or any other documents that the Company or Vital may file with the SEC or send to stockholders of the Company or Vital in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND VITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.
Investors and security holders can obtain free copies of the registration statement and the joint proxy statement/prospectus and all other documents filed or that will be filed with the SEC by the Company or Vital through the website maintained by the SEC at https://www.sec.gov. Copies of documents filed with the SEC by the Company are made available free of charge on the Company’s website at https://crescentenergyco.com/investors, or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001. Copies of documents filed with the SEC by Vital are made available free of charge on Vital’s website at https://vitalenergy.com under the Investors tab or by directing a request to Investor Relations, Vital Energy, Inc., 521 E. Second Street, Suite 1000, Tulsa, OK 74120, Tel. No. (918) 513-4570.
Participants in the Solicitation Regarding the Transaction
The Company and Vital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.
Information regarding the Company’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, including under Part III, Item 10. Directors, Executive Officers and Corporate Governance, Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, and Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence, which was filed with the SEC on February 26, 2025, and available at https://www.sec.gov/Archives/edgar/data/1866175/000186617525000024/crgy-20241231.htm and (ii) to the extent holdings of the Company’s securities by its directors or executive officers have changed since the amounts set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001866175. You can obtain a free copy of these documents at the SEC’s website at https://www.sec.gov or by accessing the Company’s website at https://www.crescentenergyco.com.
Information regarding Vital’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal One - Election of Three Class III Directors at the 2025 Annual Meeting”, “Proposal Three - Advisory Vote Approving the Compensation of Our Named Executive Officers”, “Stock Ownership Information”, and “Related Party Transactions”, which was filed with the SEC on April 10, 2025 and available at https://www.sec.gov/Archives/edgar/data/1528129/000152812925000071/vtle-20250409.htm and (ii) to the extent holdings of Vital’s securities by the directors or executive officers have changed since the amounts set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001528129. You can obtain a free copy of these documents at the SEC’s website at https://www.sec.gov or by accessing Vital’s website at https://www.vitalenergy.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction. You may obtain free copies of this document as described above.
Cautionary Statements Regarding Forward-Looking Statements
The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company or Vital expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Exchange Offers, the Consent Solicitations, the Transaction, the expected timing of completion of the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance, the Company’s ability to close the divestitures in a timely manner or at all, and any future outlooks of the Company. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction or the divestitures, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the expected timing and likelihood of the completion of the Exchange Offers and Consent Solicitations, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of the Company may not approve the issuance of new shares of Class A common stock in the Transaction or that stockholders of Vital may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the Company’s Class A common stock or Vital’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of the Company and Vital to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond the Company’s or Vital’s control, including those detailed in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.crescentenergyco.com and on the SEC’s website at https://www.sec.gov, and those detailed in Vital’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Vital’s website at https://www.vitalenergy.com and on the SEC’s website at https://www.sec.gov. The Company does not give any assurance (i) that it will achieve its expectations or (ii) to any business strategies, earnings or revenue trends or future financial results. All forward-looking statements are based on assumptions that the Company or Vital believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company and Vital undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CRESCENT ENERGY COMPANY

Date: December 1, 2025	By:	/s/ Bo Shi
	Name:	Bo Shi
	Title:	General Counsel and Corporate Secretary